PEGASUS DIGITAL MOBILITY ACQUISITION CORP.

71 Fort Street

George Town

Grand Cayman KY1-1106

Cayman Islands

October 19, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C. 20549

Attn:	Ruairi Regan James Lopez

Re:	Pegasus Digital Mobility Acquisition Corp. Registration Statement on Form S-1 File No. 333-259860

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Pegasus Digital Mobility Acquisition Corp. (the “Registrant”) hereby requests acceleration of effectiveness of the registration statement on Form S-1, as amended (File No. 333-259860) (the “Registration Statement”), to 4:05 p.m., Eastern Time, on October 21, 2021, or as soon as practicable thereafter.

We understand that the Staff will consider this request as confirmation by the Registrant of its awareness of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Morrison & Foerster LLP, by calling Heath D. Linsky at (404) 490-4444.

Very truly yours,

Pegasus Digital Mobility Acquisition Corp.

By:	/s/ F. Jeremey Mistry
Name:	F. Jeremey Mistry
Title:	Chief Financial Officer and Secretary

cc:	James Condon, Director
Patrick Miller, Director
Heath D. Linsky, Esq.
Justin R. Salon, Esq.